Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice (the “AGM Notice”) of the annual general meeting (the “AGM”) of China Life Insurance Company Limited (the “Company”) dated 12 April 2019, which sets out the time and venue of the AGM and contains the resolutions to be considered and approved at the AGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 30 May 2019 at 10:00 a.m., and in addition to the resolutions contained in the AGM Notice, the following supplemental ordinary resolutions will also be considered and approved at the same meeting:

SUPPLEMENTAL ORDINARY RESOLUTIONS

14.	To consider and approve the election of Mr. Li Mingguang as an Executive Director of the sixth session of the Board of Directors of the Company.

15.	To consider and approve the election of Mr. Wang Junhui as a Non-executive Director of the sixth session of the Board of Directors of the Company.

Biographical details of Mr. Li Mingguang are set out below:

Mr. Li Mingguang, born in July 1969, became the Vice President of the Company in November 2014. He has been the Chief Actuary of the Company since March 2012, the Chief Actuary of China Life Pension Company Limited since May 2012, and the Board Secretary of the Company since June 2017. Mr. Li joined the Company in 1996 and subsequently served as the Deputy Division Chief, the Division Chief, an Assistant to the General Manager of the Product Development Department, the Responsible Actuary of the Company and the General Manager of the Actuarial Department. He graduated from Shanghai Jiaotong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996, and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Working Committee and the Secretary-general of both the first and the second sessions of the China Association of Actuaries. He is currently an Executive Director of the China Association of Actuaries and a member of the China National Master of Insurance Education Supervisory Committee.

The qualification of Mr. Li Mingguang as a Director is subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”). Mr. Li Mingguang will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the Board of Directors. He is eligible for re-election upon expiry of his term.

As an Executive Director of the Company, Mr. Li Mingguang will not receive any director’s fee from the Company, but will receive corresponding remuneration in accordance with his position in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for Executive Directors. The remuneration of the Executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board of the Directors and the shareholders’ general meeting.

Save as disclosed above, Mr. Li Mingguang has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Li Mingguang does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the election of Mr. Li Mingguang that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) nor is there anything that needs to be brought to the attention of the shareholders of the Company.

The biographical details of Mr. Wang Junhui are set out below:

Mr. Wang Junhui, born in July 1971, became the Chief Investment Officer of China Life Insurance (Group) Company and the President of China Life Asset Management Company Limited in August 2016. He has been the Chairman of China Life Franklin Asset Management Company Limited and the Chairman of China Life AMP Asset Management Co., Ltd. since September 2016. From 2004 to 2016, he served as an Assistant to the President and the Vice President of China Life Asset Management Company Limited, and the President of China Life Investment Holding Company Limited. From 2002 to 2004, he served as the Director of the Investment Department and an Assistant to the General Manager of Harvest Fund Management Co., Ltd. Mr. Wang graduated from the School of Computer Science of Beijing

University of Technology with a bachelor’s degree in software in 1995, and Chinese Academy of Fiscal Sciences of the Ministry of Finance of the PRC with a doctoral degree in finance in 2008. He is a senior economist.

The qualification of Mr. Wang Junhui as a Director is subject to the approval of the CBIRC. Mr. Wang Junhui will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the Board of Directors. He is eligible for re-election upon expiry of his term. As a Non-executive Director of the Company, Mr. Wang Junhui will not receive any director’s fee or remuneration from the Company.

Save as disclosed above, Mr. Wang Junhui has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Wang Junhui does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the election of Mr. Wang Junhui that needs to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

RECOMMENDATION

The Board of Directors considers that the proposed ordinary resolutions for the election of Mr. Li Mingguang as an Executive Director and the election of Mr. Wang Junhui as a Non-executive Director are in the interest of the Company and its shareholders as a whole. Accordingly, the Directors of the Company recommend that all shareholders vote in favour of the supplemental resolutions to be proposed at the AGM as set out in this supplemental notice.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 10 May 2019

As at the date of this supplemental notice, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

Notes:

1.

Apart from the proposed supplemental ordinary resolutions set out above, all other matters of the AGM remain unchanged. For details of other resolutions to be considered and approved at the AGM, eligibility for attending the AGM, proxy arrangement, registration procedures, closure of register of members and other relevant matters, please refer to the AGM Notice dated 12 April 2019.

2.

The supplemental proxy form of the AGM is enclosed to this supplemental notice. For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited (17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong), and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents, should be returned to the Company’s Board Office (16 Financial Street, Xicheng District, Beijing, the PRC), in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the AGM (i.e. no later than 10:00 a.m. on 29 May 2019) or any adjourned meeting thereof.

3.

The supplemental proxy form is intended to be used for the supplemental resolutions set out in this supplemental notice, and will not affect the validity of the proxy form duly completed by you in respect of the resolutions set out in the AGM Notice. If you have already validly appointed a proxy to attend and act on your behalf at the AGM but have not completed and returned the supplemental proxy form, your proxy will have the right to vote on the supplemental resolutions set out in this supplemental notice at his/her discretion.

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